# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOMO, INC., CIK 0001505952
CUSIP: 257554105
Title of class of securities: Class B Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 802 EAST 1050 SOUTH, AMERICAN FORK, Utah (UT), 84003
Date of event which requires filing of this statement: 04/13/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-26-000642
Filed by CIK 0001832568
Persons authorized to receive notices and communications: Ahmet H. Okumus, RPD Fund Management LLC, 599 Lexington Avenue, 47th Floor, New York, New York (NY), 10022, 212-201-2650; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- RPD Fund Management LLC (CIK 0001832568): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,134,970; sole dispositive power 0; shared dispositive power 4,134,970; aggregate amount beneficially owned 4,134,970 (9.87% of the class)
- RPD Opportunity LLC (CIK 0001892313): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,134,970; sole dispositive power 0; shared dispositive power 4,134,970; aggregate amount beneficially owned 4,134,970 (9.87% of the class)
- RPD Opportunity Fund LP (CIK 0001832346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,134,970; sole dispositive power 0; shared dispositive power 4,134,970; aggregate amount beneficially owned 4,134,970 (9.87% of the class)
- OKUMUS AHMET H (CIK 0001127685): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,134,970; sole dispositive power 0; shared dispositive power 4,134,970; aggregate amount beneficially owned 4,134,970 (9.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, par value $0.001 per share
Name of issuer: DOMO, INC.
Address of issuer's principal executive offices: 802 EAST 1050 SOUTH, AMERICAN FORK, Utah (UT), 84003

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares beneficially owned by RPD Fund were purchased with working capital of RPD Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,134,970 Shares beneficially owned by RPD Fund is approximately $33,241,516, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Persons is based on 41,886,904 Shares outstanding as of May 22, 2026, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 1, 2026.

As of the date hereof, RPD Management, as investment manager of RPD Fund, may be deemed to beneficially own the 4,134,970 Shares directly beneficially owned by RPD Fund, constituting approximately 9.87% of the outstanding Shares.

As of the date hereof, RPD Opportunity, as general partner of RPD Fund, may be deemed to beneficially own the 4,134,970 Shares directly beneficially owned by RPD Fund, constituting approximately 9.87% of the outstanding Shares.

As of the date hereof, RPD Fund directly beneficially owned 4,134,970 Shares, constituting approximately 9.87% of the outstanding Shares.

As of the date hereof, Mr. Okumus, as sole managing member of each of RPD Management and RPD Opportunity, may be deemed to beneficially own the 4,134,970 Shares directly beneficially owned in the aggregate by RPD Fund, constituting approximately 9.87% of the outstanding Shares.

Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

(i) RPD Management
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,134,970
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,134,970

(ii) RPD Opportunity
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,134,970
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,134,970

(iii) RPD Fund
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,134,970
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,134,970

(iv) Mr. Okumus
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,134,970
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,134,970
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities

## Signatures
- RPD Fund Management LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (06/03/2026)
- RPD Opportunity LLC: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member (06/03/2026)
- RPD Opportunity Fund LP: /s/ Ahmet H. Okumus, Ahmet H. Okumus, Managing Member of its general partner (06/03/2026)
- OKUMUS AHMET H: /s/ Ahmet H. Okumus, Ahmet H. Okumus (06/03/2026)